390 Interlocken Crescent. Suite 900
Broomfield, Colorado 80021

July 21, 2006
Via Edgar Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brad Skinner, Accounting Branch Chief
Mark Kronforst, Assistant Chief Accountant
Ms. Barbara C. Jacobs, Assistant Director
Ms. Anne Nguyen, Special Counsel
Mr. Daniel Lee, Special Counsel

Re:	Cardinal Communications, Inc.
Form 10KSB for the Fiscal Year Ended December 31, 2005 Filed April 17, 2006
Form 10KSB for the Fiscal Year Ended December 31, 2004 Filed March 31, 2005
File No. 1-15383

Dear Mr. Skinner, Mr. Kronforst, Ms. Jacobs, Ms. Nguyen and Mr. Lee:

On behalf of Cardinal Communications, Inc. (the “Company”) we present our responses to the letter of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 21, 2006 (the “Letter”) and the week of July 7 phone call between Mr. Lee and Mr. Brian Karr, Chief Financial Officer of the Company. Set forth below is the Company’s response to the Staff’s comments. We have reproduced the Staff’s comments in bold type and have followed each comment with our response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require

Form 10-K for Fiscal Year Ended December 31, 2005

Item 6.  Management’s Discussion, Analysis and Plan of Operation

Liquidity and Capital Resources

1.
Original Comment - We note the brief discussion within this section of your expected future liquidity. Merely stating that management believes that sufficient cash will be generated from private placements of securities and operations appears to be insufficient disclosure considering the significant liquidity challenges disclosed throughout your filing. Your disclosure should discuss the types of financing that are, or that are reasonably likely to be, available, the amounts or ranges involved, the nature and the terms of the financing, other features of the financing and plans, and the impact on the company’s cash position and liquidity (as well as results of operations in the case of matters such as interest payments). In addition, your disclosure should discuss how your operations will contribute to your short-term liquidity and identify any operational changes that will be necessary. Finally, your disclosure should also address your long-term cash requirements and your expectations for both financing and cash generated or used form your operations. Please explain to us why you believe your current disclosures are adequate and refer to Section IV of SEC Release 33-8350 in your response.

Subsequent Comment - We have read your response to prior comment number 2 and your liquidity and capital resources disclosures provided in your most recent quarterly report. We do not agree with your assessment that your very brief disclosures under this section comply with the guidance provided in the previous comment. Please provide us with proposed changes to this section and note that we expect very robust disclosure in this area considering your liquidity circumstances.

Response 1:

We will be filing an amended 10-KSB very quickly and will address all of these points in a revised liquidity section.

Item 7. Financial Statements

Note 10. Stockholders’ Equity

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006

2.
We have read your response to prior comment number 4 and do not believe that you have adequately addressed our concerns. Please respond by addressing whether a reasonable possibility of additional losses exists and, if so, how you complied with SAB Topic 5Y.

Response 2:

There is no reasonable possibility that losses in excess of what we have booked exist. Our current litigation matters are being resolved very quickly and we have not incurred any additional losses.

Note 12. Commitments and Contingencies

3.
We have read your response to prior comment number 5 and it is unclear to us why you believe that your disclosures comply with SFAS 5. In this regard, we note that the information that you provided on Form 8-K is not incorporated by reference into your financial statements. Please explain to us how you met the financial statement disclosure requirements for this potentially material contingency including your assertion that an estimate cannot be made of any potential liability related to the improper issuance of shares using Form S-8.

Response 3:

We reviewed the requirements of SFAS No. 5 relating to the requirements to accrue loss contingencies and to make disclosure regarding such loss contingencies.

•
It is our conclusion that Cardinal should recognize (and has recognized) a liability representing its estimated liability to Jantaq Investments, Inc. (Jantaq) based on the demand made by Jantaq. We recorded a liability of $303,058 in the third quarter of 2005 in relation to this demand. This is in the liability section of our balance sheet under Notes Payable because this demand has been made in relation to a note payable.

•
It is our conclusion that Cardinal is not required to accrue any loss contingencies resulting from the stock issuances because there is no pending or threatened litigation and the amount of loss (even were litigation threatened or brought) cannot be reasonably estimated. See paragraphs 8, 33 and 38 of SFAS No. 5 discussed in more detail below.

Please note, no person has threatened litigation against Cardinal for impermissible issuance of shares under Form S-8, or lack of disclosure of the situation.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006

The only litigation brought against the Company even remotely related to the improper issuance of shares using Form S-8 is styled Jantaq, Inc. v. Cardinal Communications, Inc., Case No. BC350688, filed in the Los Angeles County Superior Court. The complaint alleges breach of contract and fraud claims against the Company and seeks $300,000 in damages together with interest and attorney’s fees. As previously noted, in the third quarter of 2005, Cardinal included a reserve of $303,057.53 as a liability in its balance sheet for this potential obligation.

Of course, if this situation changes, Cardinal will review the facts as they develop and, to the extent required, revise its conclusions under SFAS 5.

Discussion of SFAS 5

Paragraph 8 of SFAS 5 requires that financial statements accrue an estimated loss from a loss contingency if both of the following conditions are met:

a.
Information available prior to the issuance of the financial statements indicates that it is probable that . . . a liability has been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.	The amount of loss can be reasonably estimated.

Paragraph 33 of SFAS 5 goes on to state that an issuer must consider the following factors in determining whether an accrual or disclosure is required “with respect to pending or threatened litigation”:

a.	The period in which the underlying cause (i.e., the cause for action) of the pending or threatened litigation or of the actual or possible claim or assessment occurred.

b.	The degree of probability of an unfavorable outcome.

c.	The ability to make a reasonable estimate of the amount of loss.

Paragraph 38 of SFAS 5 goes on to provide that, “With respect to unasserted claims and assessments, an enterprise must determine the degree of probability that a suit may be filed or a claim or assessment may be asserted and the possibility of an unfavorable outcome.”

Where the circumstances set forth in SFAS 5, ¶8(a) and ¶8(b) do not exist and no accrual is made, ¶10 of SFAS 5 requires that the financial statements include disclosure of the contingency “when there is at least a reasonable possibility that a loss . . . may have been incurred.” (We understand that SFAS 5, ¶3(b) provides that a “reasonable possibility” exists when the chance of the future event or events occurring is more than remote but less than likely.) Paragraph 10 goes on to say that, “[i]f disclosure is deemed necessary, the financial statement shall indicate the nature of the loss or loss contingency and give an estimate of the amount or range of loss or possible loss or state that such an estimate cannot be made.” As you will note from the Form 8-K that has been filed with the Commission, Cardinal has and will continue to make disclosure in the non-financial portions of its reports as required by Regulation S-B.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006

There was never a period when a probable loss was apparent and the contingent loss could be reasonably estimated. Please keep in mind our potential liability to third parties who bought in the market sold by the debt consultants is a function of several contingencies:

1.	Whether the buyer can trace his/her shares to the unregistered shares;

2.	Whether the third party buyer who holds the stock bought the stock at a price which was less than the current market price of the stock, or who sold the stock suffered a loss on sale; and

3.	Whether the law permits a direct action against the Company or only against the Debt Consultants, an issue on which the legal authorities are split.

We believe we comply with SFAS 5, however we will be bolstering our financial disclosure in our amended 10-KSB for this potential contingency including our assertion that an estimate cannot be made of any potential liability related to the improper issuance of shares using Form S-8.

Item 8A. Controls and Procedures

4.
Please amend your Form 10-K to provide the disclosures provided by Items 307 and 308(c) of Regulation S-B. In this regard, we note that your current Item 307 disclosures appear to be as of March 30, 2006 rather than as of December 31, 2005 and we were unable to locate disclosures addressing changes to your internal control over financial reporting during the fourth quarter of your fiscal year.

Response 4:

We are amending our 10-KSB and will correct this section to meet the directives of Item 307 and 308(c) of Regulation S-B.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006

5.
We read your response to prior comment number 3. Please revise this disclosure in your amended Form 10-K to remove the statement regarding your responsibilities under Exchange Act Rule 13(a)-15(f) as you are not subject to the evaluation requirements of Rule 13a-15(c). In addition, clearly indicate that you have not fully complied with Item 308 of Regulation S-B due to your decision not to have your auditors provide a report in accordance with paragraph (b) of that item. Alternatively, you may remove the disclosure entirely.

Response 5:
We are amending our Form 10-KSB and will remove this disclosure.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Item 1. Financial Statements

Note 2. Critical Accounting Policies

Stock Based Compensation

6.
Please tell us how you considered the interpretive response to Question 1 in Section H of SAB107. In this regard, it does not appear that you have provided the disclosures required by paragraphs 64, 65, 84 and A240 through A242 in the interim period in which SFAS 123R was first adopted.

Response 6:

The Company adopted Statement 123R on January 1, 2006. No options were granted in the first quarter of 2006 and therefore no disclosure was included in the 10Q.

Goodwill and Intangibles

7.
We note that your operating cash flows have been negative to a significant degree during the past two fiscal years. We further note that these cash flows appear to have deteriorated further in the interim period. Please explain to us when you tested your goodwill and intangible assets for impairment, the procedures you followed, and provide us with a general explanation of how those impairment tests resulted in your conclusion that no impairment existed. As part of your response, provide us with the significant assumptions that you made with respect to your expected future results and cash flows. In addition, indicate the date on which you perform your annual goodwill impairment test.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006

Response 7:

Please note, with our significant construction projects we will always have cash flow negative operations. The financial reporting requirements prescribe that increases to construction inventory be considered an Operating Activity, while the use of construction loans is considered an Investing Activity.

We annually test our intangible assets, including goodwill as prescribed by SFAS 142 Goodwill and Other Intangible Assets and SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets. Our testing date is annually on December 31. Additionally as part of our SFAS 144 Testing we review the carrying values of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Total impairment charges for the year ended December 31, 2005 were $3,016,620. Any long-lived assets held for disposal was reported at the lower of their carrying amounts or fair value less cost to sell. At December 31, 2005 there was one undeveloped property that was being held for disposal; a charge of $783,922 was taken during 2005 to report this property at its estimated fair value determined by sales price. Additionally, a $938,940 impairment charge was recorded during 2005 related to estimated losses for two of the Company’s residential construction subsidiaries’ current construction projects. Also at December 31, 2005 the original customer list purchased with Connect Paging, Inc. d/b/a Get A Phone (GAP) was evaluated and compared to the current customers and deemed permanently impaired by its turnover and $1,126,923 of impairment expense was recorded. In relation to business ventures no longer being pursued an additional $166,835 of impairment was recorded at year end.

Accounting for Goodwill

We do not amortize Goodwill; instead Goodwill is tested for impairment at the reporting unit level. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Pursuant to SFAS 142 we conduct a two-step impairment test of our Goodwill assets. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.

If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill becomes its new accounting basis. Subsequent reversal of a previously recognized goodwill impairment loss is prohibited by current accounting standards.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006

For the historical Pipeline and Neighborlync customers being serviced by Cardinal Broadband we conducted the following test as previously described:

Cardinal Broadband’s historical Usurf Communications, Inc. and Usurf TV, Inc. Intangible Asset Test

Discounted Cash Flows Method, Valuation Date, December 31, 2005
		ESTIMATED CUSTOMERS FORECAST
Period #		1	2	3	4	5
		2006	2007	2008	2009	2010
# of existing Customers and Est. Growth		970	1,009	1,049	1,091	1,135
Per Unit Estimated Monthly Revenue		$39.60	$40.20	$40.80	$41.40	$42.00
Per Unit Estimated Monthly Expense for Telephone Lines and Overhead		$(29.70)	$(30.15)	$(30.60)	$(31.05)	$(31.50)

Expected Net Operating Revenues		$115,236	$121,661	$128,416	$135,517	$142,980
Income Taxes at 40% (note 1)		$-	$-	$-	$-	$-
Net Income		$115,236	$121,661	$128,416	$135,517	$142,980

Periods to Discount (Mid Year Convention)		0.5	1.5	2.5	3.5	4.5
PV Factor, Discount Rate	15%	0.93250	0.81087	0.70511	0.61314	0.53316
		$107,458	$98,652	$90,547	$83,090	$76,232

Total Broadband Reporting Unit Fair Value			$455,979
Carrying value of reporting unit net assets including Goodwill			$(70,902)
Indicator if Negative			$385,077

Note (1) Currently we have a large NOL and do not expect to incure income taxes for the forseable future.

The positive indicator based on comparing the intangible assets against their fair value as calculated by discounting their expected future cash flows illustrates the carrying value of the intangible asset group related to Cardinal Broadband, Usurf TV and Usurf Communications is reasonable and no impairment is necessary.

Testing of Goodwill Associated with the Acquisition of Sovereign Partners, LLC:
As of the testing date, December 31, 2005 the Company was carrying $6,688,207 of Goodwill in relation to its 2005 purchase of Sovereign Partners, LLC. The test below was conducted to test the reasonableness of carrying this amount of Goodwill for the Sovereign acquisition.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006

Soverign Partners, LLC Incremental Income Value
Discounted Cash Flows Method, Valuation Date, December 31, 2005

		ESTIMATED REAL ESTATE UNITS FORECAST
Period #		1	2	3	4	5
		2006	2007	2008	2009	2010
Expected Units Closing per Year		140	147	154	162	170
Per Unit Estimated Revenue		$236,821	$248,662	$261,095	$274,150	$287,857
Per Unit Estimated Expense for Construction		$(162,814)	$(170,955)	$(179,503)	$(188,478)	$(197,902)
Per Unit Estimated Closing Costs and Administrative Overehead		$(44,404)	$(46,624)	$(48,955)	$(51,403)	$(53,973)

Expected Net Operating Revenues		$4,144,368	$4,569,165	$5,037,505	$5,553,849	$6,123,118
Income Taxes at 40% (note 1)		$-	$-	$-	$-	$-
Net Income		$4,144,368	$4,569,165	$5,037,505	$5,553,849	$6,123,118

Periods to Discount (Mid Year Convention)		0.5	1.5	2.5	3.5	4.5
PV Factor, Discount Rate	15%	0.93250	0.81087	0.70511	0.61314	0.53316
		$3,864,643	$3,705,016	$3,551,983	$3,405,270	$3,264,618

Total Sovereign Reporting Unit Fair Value			$17,791,530
Carrying value of reporting unit net assets including Goodwill			$(6,688,207)
Indicator if Negative			$11,103,323

Note (1) Currently we have a large NOL and do not expect to incure income taxes for the forseable future.

The positive indicator based on comparing the Goodwill associated with the Sovereign Partners, LLC acquisition with the discounted, expected future cash flows signals that the carrying value of $6,668,207 of Goodwill is reasonable and no impairment is necessary.

Testing of Goodwill Associated with the Acquisition of Connect Paging Inc. d/b/a Get a Phone (GAP). As of the testing date, we were carrying $1,820,824 of Goodwill in relation to our 2004 acquisition of GAP. The test below was conducted to test the reasonableness of carrying this amount of Goodwill for the GAP acquisition.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006

Connect Paging, Inc. d/b/a Get A Phone Incremental Income Value
Discounted Cash Flows Method, Valuation Date, December 31, 2005

		ESTIMATED CUSTOMERS FORECAST
Period #		1	2	3	4	5
		2006	2007	2008	2009	2010
# of existing Customers and Est. Growth		12,000	12,600	13,230	13,892	14,586
Per Unit Estimated Monthly Revenue		$46.55	$48.88	$51.32	$53.89	$56.58
Per Unit Estimated Monthly Expense for SBC		$19.95	$20.95	$21.99	$23.09	$24.25
Per Unit Estimated Monthly Overhead Expense		$20.00	$21.00	$22.05	$23.15	$24.31

Expected Net Operating Revenues		$950,400	$1,047,816	$1,155,217	$1,273,627	$1,404,174
Income Taxes at 40% (note 1)		$-	$-	$-	$-	$-
Net Income		$950,400	$1,047,816	$1,155,217	$1,273,627	$1,404,174

Periods to Discount (Mid Year Convention)		0.5	1.5	2.5	3.5	4.5
PV Factor, Discount Rate	15%	0.93250	0.81087	0.70511	0.61314	0.53316
		$886,253	$849,646	$814,552	$780,908	$748,653

Total GAP Reporting Unit Fair Value			$4,080,012
Carrying value of reporting unit net assets including Goodwill			$(1,644,686)
Indicator if Negative			$2,435,326

Note (1) Currently we have a large NOL and do not expect to incure income taxes for the forseable future.

Given the positive indicator in the above test, management feels the $1,820,824 of goodwill associated with GAP is reasonable as of the testing date and no impairment was necessary.

Summary
Given the positive indicators related to the carrying value of our intangible goodwill assets at December 31, 2005 no intangible asset impairment was necessary.

Phone Call Between Mr. Lee and Mr. Karr

We appreciate the phone call and your time spent reviewing our Preliminary Proxy Statement. In this correspondence we will supplement our May 17, letter to regarding our preliminary proxy statement. Below is the comment and original question we discussed.

Comment 2.

Executive Compensation, page 19

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006

2.
It does not appear that you have provided all the necessary disclosure pursuant to Item 8 of Schedule 14A and Item 402 of Regulation S-K. In particular, we note your disclosure on page 21 that a significant number of shares have been awarded under your 2005 plan. Accordingly, disclosure pursuant to Items 402(c) and (d) would be required with respect to any options granted to your named executive officers.

Original Response 2. We appreciate your Comment 2 and are revising our Executive compensation disclosure to the following:

Executive Compensation

The following table sets forth in summary form the compensation received during each of the last three completed fiscal years by our Chief Executive Officer and each executive officer who received total salary and bonus exceeding $100,000 during any of the last three fiscal years.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006

		Annual Compensation					Long-term Compensation
							Awards		Payouts
Name and principal position	Year	Salary $		Bonus $	Other Annual Compensation $		Restricted Stock Awards $	Securities Underlying options/SARs #	LTIP Payouts $	All Other Compensation

Edouard A. Garneau (a)	2005	$185,000	(1)		$38,400	(8)
Chief Executive Officer	2004	*
	2003	*

David Weisman (b)	2005	$205,000	(2)					17,500,000
Former Chairman of	2004	*
the Board and Former	2003	*
Chief Executive Officer

Douglas McKinnon (c)	2005	$180,000
Former Chief Executive	2004	$180,000						3,000,000
Officer	2003	$180,000	(3)

Craig Cook	2005	$150,000	(4)
Chief Administrative	2004	*
Officer	2003	*

Jeffrey Fiebig	2005	$180,000	(5)
Director and President of	2004	*
Sovereign Partners, LLC	2003	*

Byron Young	2005	$120,000	(6)		$1,277
Director and President of	2004	*
Connect Paging, Inc.	2003	*

Terry Zinsli	2005	$150,000	(7)
Chief Financial Officer	2004	*
Sovereign Partners, LLC	2003	*

David M. Loflin	2005	*
Former Chairman of the	2004	*
Board and former President	2003	$75,000	(9)

Kenneth J. Upcraft	2005	*
Former Executive Vice	2004	$109,142	(10)
President	2003	$150,000

Christopher K. Brenner	2005	*
Former Vice President	2004	*	(11)
Finance	2003	$120,000	(12)

* This employee or director was not employed by the Company during this year.

(a), Mr. Garneau was appointed Chief Executive Officer of the Company on November 4, 2005.

(b) Mr. Weisman was appointed Chief Executive Officer on April 18, 2005. Mr. Weisman resigned his positions as Chairman of the Board of Directors and Chief Executive Officer effective November 4, 2005.

(c) Mr. McKinnon left the Company in July 2005.

(1) $24,998 of Mr. Garneau’s salary amount was paid by the issuance of 1,503,170 shares of our common stock, an average per share value of $.02 per share, the last closing price of our common stock less a 10% discount, as reported by the Over-The-Counter Bulletin Board, on the date of issuance.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006

(2) $89,690 of Mr. Weisman’s salary amount was paid by the issuance of 4,529,794 shares of our common stock, an average per share value of $.02 per share, the last closing price of our common stock less a 10% discount, as reported by the Over-The-Counter Bulletin Board, on the date of issuance.

(3) $95,500 of Mr. McKinnon's salary amount was paid by the issuance of 1,450,000 shares of our common stock, a per share value of $.07 per share, the last closing price of our common stock, as reported by AMEX, on the date of issuance.

(4) $23,709 of Mr. Cook’s salary amount was paid by the issuance of 1,171,840 shares of our common stock, an average per share value of $.02 per share, the last closing price of our common stock less a 10% discount, as reported by the Over-The-Counter Bulletin Board, on the date of issuance.

(5) $30,471 of Mr. Fiebig’s salary amount was paid by the issuance of 1,519,378 shares of our common stock, an average per share value of $.02 per share, the last closing price of our common stock less a 10% discount, as reported by the Over-The-Counter Bulletin Board, on the date of issuance.

(6) $16,879 of Mr. Young’s salary amount was paid by the issuance of 840,149 shares of our common stock, an average per share value of $.02 per share, the last closing price of our common stock less a 10% discount, as reported by the Over-The-Counter Bulletin Board, on the date of issuance.

(7) Approximately $32,150 of Mr. Zinsli’s salary amount was paid by the issuance of 1,607,490 shares of our common stock, an average per share value of $.02 per share, the last closing price of our common stock less a 10% discount, as reported by the Over-The-Counter Bulletin Board, on the date of issuance.

(8) Commissions earned as licensed Real Estate Broker.

(9) $75,000 of Mr. Loflin's salary amount was paid by the issuance of 1,300,000 shares of our common stock, a per share value of $.07 per share, the last closing price of our common stock, as reported by AMEX, on the date of issuance.

(10) $70,000 of Mr. Upcraft's salary amount was paid by the issuance of 1,150,000 shares of our common stock, a per share value of $.07 per share, the last closing price of our common stock, as reported by AMEX, on the date of issuance.

(11) Although Mr. Brenner was not employed by the company in 2004, he provided consulting services during this time.

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006

(12) $66,500 of Mr. Brenner's salary amount was paid by the issuance of 1,100,000 shares of our common stock, a per share value of $.07 per share, the last closing price of our common stock, as reported by AMEX, on the date of issuance.

End of Original Response

In the phone call between Mr. Lee, Special Council, and Mr. Karr, Chief Financial Officer of the Company during the week of July 7, Mr. Lee reemphasized even the revised disclosure does not satisfy Items 402(c) and (d) as required with respect to any options granted to your named executive officers.

After further review we agree with Mr. Lee’s concerns. The error is the 17,500,000 warrants erroneously reported in the 2005 Securities underlying options/SARs. These were warrants issued in 2004 (not 2005) to Mr. Weisman in consideration of a 2004 consulting contract (not in consideration of Executive Compensation).

The correction of this error would be the elimination of the “17,500,000” from the Securities underlying options/SARs field of the table. Since we did not issue any options to Executives in 2005 we do not have any Item 402(c) and (d) disclosure to add to any future amendments to our Form 10-KSB filed for the fiscal year ended December 31, 2005.

Thank you for bringing this error to our attention. We are filing an amended Form 10-KSB for the fiscal year ended December 31, 2005 and we will include this correction.

Conclusion

We appreciate your comments and are striving to improve our public disclosures. We appreciate your staff’s time in reviewing our disclosures and correspondence.

Sincerely,

/s/ Ronald S. Bass
Ronald S. Bass
Principal Accounting Officer

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006

Statement of Responsibility

In connection with our responses to the Securities and Exchange Commission comments, we the Company of Cardinal Communications, Inc. acknowledge:

We are responsible for the adequacy and accuracy of the disclosures in our financial reporting and public filings;

We further acknowledge Securities Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

We further acknowledge that Cardinal Communications, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 21, 2006	By:	/s/ Edouard A. Garneau
Name: Edouard A. Garneau
Title: Chief Executive Officer

Date: July 21, 2006	By:	/s/ Ronald S. Bass
Name: Ronald S. Bass
Title: Principal Accounting Officer

Cardinal Communications, Inc. Response to Securities and Exchange Commission
Comments Dated June 21, 2006